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                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION        ----------------------------------
                FORM 3                                 WASHINGTON, D.C. 20549                                 OMB APPROVAL
                                                                                                  ----------------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES    OMB Number:              3235-0104
                                                                                                  Expires:         December 31, 2001
                                                                                                  Estimated average burden
                                                                                                  hours per response.............0.5

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*  2. Date of Event Re-  4. Issuer Name and Ticker or Trading Symbol
                                             quiring Statement
OMEGA RESEARCH, INC.                         (Month/Day/Year)   onlinetradinginc.com corp. - LINE

-----------------------------------------         01/19/00      -------------------------------------------
(Last)    (First)            (Middle)                           5. Relationship of Reporting Person(s)      6. If Amendment, Date of
                                          ---------------------     to Issuer (Check all applicable)           Original (Month/Day/
8700 West Flagler Street, Suite 250       3. IRS or Social        Director                  10% Owner          Year)
----------------------------------------- Security Number of    ---                       ---
                            (Street)      Reporting Person         Officer (give           X Other (specify
   Miami         Florida          33174   (Voluntary)           ---         title below)  ---        below) ------------------------
-----------------------------------------                                                                   7. Individual or Joint/
  (City)         (State)          (Zip)                          Holder of stock option to purchase            Group Filing (Check
                                                                  more than 10% ownership of Issuer (1)        Applicable Line)
                                                                -------------------------------------------  X Form filed by One
                                                                                                            ---   Reporting Person
                                                                                                               Form filed by More
                                                                                                            ---   than One Reporting
                                                                                                                  Person
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                                                       TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
------------------------------------------------ ------------------------------------- --------------------- -----------------------
1. Title of Security                             2. Amount of Securities               3. Ownership          4. Nature of Indirect
   (Instr. 4)                                       Beneficially Owned                    Form: Direct          Beneficial Ownership
                                                    (Instr. 4)                            (D) or Indirect       (Instr. 5)
                                                                                          (I) (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                   SEC 1473 (3-99)

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FORM 3 (CONTINUED)
                  TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security   2. Date Exer-          3. Title and Amount of Securities   4. Conver-   5. Owner-    6. Nature of
   (Instr. 4)                        cisable and            Underlying Derivative Security      sion or      ship         Indirect
                                     Expiration             (Instr. 4)                          Exercise     Form of      Beneficial
                                     Date                                                       Price of     Deriv-       Ownership
                                     (Month/Day/Year)                                           Deri-        ative        (Instr. 5)
                                  -----------------------------------------------------------   vative       Security:
                                  Date      Expira-                                 Amount      Security     Direct
                                  Exer-     tion                    Title           or                       (D) or
                                  cisable   Date                                    Number                   Indirect
                                                                                    of                       (I)
                                                                                    Shares                   (Instr. 5)
--------------------------------- --------- ------------- ------------------------- --------- ------------ ------------ ------------
Stock Option (right to buy)         (1)       (2)                Common Stock       2,294,129   $11.0625        D
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Explanation of Responses:

(1) Pursuant to the terms of that certain Online Stock Option Agreement (the "Stock Option Agreement") dated January 19, 2000 between the reporting person and the Issuer and subject to certain conditions, the stock option may be exercised in whole or in part prior to its termination by the reporting person after the occurrence of (i) a fraud or wilful or intentional breach or failure to perform by the Issuer under that certain Agreement and Plan of Merger and Reorganization (the "Merger Agreement") dated January 19,
2000 among the Issuer, the reporting person and others or (ii) a Takeover Proposal or Trigger Event (as such terms are defined in the Merger Agreement) occurring with respect to the Issuer, any of which then results in a termination of the Merger Agreement. As of the date hereof, the reporting person disclaims any beneficial ownership of the shares of Issuer's common stock which are purchasable by the reporting person upon the exercise of the stock option, as the stock option is exercisable only in the limited circumstances set forth in the Stock Option Agreement , none of which has occurred as of the date hereof.

(2) The stock option expires upon the earlier of the Effective Time (as defined in the Merger Agreement), the termination of the
Merger Agreement (other than a termination triggering the reporting person's right to exercise the stock option) or 180 days following the termination of the Merger Agreement triggering the reporting person's right to exercise the stock option.

                                                                               Omega Research, Inc.

                                                                               BY: /s/ SALOMON SREDNI              JANUARY 28, 2000
                                                                                  -----------------------------    -----------------
                                                                                   Salomon Sredni, President             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. Salomon Sredni, President Date SEE 18 U.S.C. 1001 and 15 U.S.C.
   78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
valid OMB number                                                                                                              Page 2

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